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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65803

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2023___ AND ENDING ___12/31/2023_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Brooklight Place Securities Inc_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16930 E Palisades Blvd, Suite 100-D
                                     (No. and Street)

Fountain Hills	AZ	85268
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles R Brettell	816 824-3980	bob.brettell@brooklight.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK LLC
                          (Name – if individual, state last, first, and middle name)

333 W Wacker Dr, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009		3968
(Date of Registration with PCAOB) (if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles R. Brettell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MATTHEW STEINBOCK
Notary Public-State of Kansas
My Appt. Expires 1/27/2026

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brooklight Place Securities, Inc.

**Financial Statements
with Supplementary Information
December 31, 2023**

Brooklight Place Securities, Inc.


Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Brooklight Place Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. (the "Company") as of December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information
The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 28, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

Brooklight Place Securities, Inc.

Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents	$ 148,691
Securities owned, at fair value	435,772
Commissions receivable	61,198
Other receivables	112,340
Prepaid expenses	18,799
Broker deposits	25,000
Computer hardware - Net of accumulated depreciation of $699	2,096
Total assets	**$ 803,896**
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 102,188
Related-party payable	9,098
Income taxes payable	12,344
Other accounts payable and accrued expenses	55,121
Total liabilities	178,751
Stockholders' Equity	
Common stock, $1 par value: 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	289,356
Retained earnings	334,789
Total stockholders' equity	625,145
Total liabilities and stockholders' equity	**$ 803,896**

Brooklight Place Securities, Inc.

Statement of Operations
Year Ended December 31, 2023

Revenues	
Commissions:	
Security transactions	$ 6,982
Mutual fund	714,481
Variable annuity	928,818
Miscellaneous income	100,026
Total revenues	1,750,307
Expenses	
Commissions	1,018,235
Employee compensation and related benefits	89,969
Other general and administrative expenses	598,036
Total expenses	1,706,240
Income Before Income Taxes	44,067
Income Tax Expense	12,344
Net Income	**$ 31,723**

Brooklight Place Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2023	$ 1,000	$ 289,356	$ 303,066	$ 593,422
Net Income	-	-	31,723	31,723
Balance - December 31, 2023	**$ 1,000**	**$ 289,356**	**$ 334,789**	**$ 625,145**

Brooklight Place Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities	
Net Income	$ 31,723
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	559
Changes in operating assets and liabilities:	
Increase in securities owned	(435,772)
Increase in receivables	(41,837)
Decrease in prepaid expenses	4,399
Increase in commissions payable	8,860
Decrease in related-party payable	(4,373)
Increase in taxes payable	2,321
Increase in accounts payable and accrued expenses	494
Net cash used in operating activities	(433,626)
Net Decrease in Cash and Cash Equivalents	(433,626)
Cash and Cash Equivalents - Beginning of year	582,317
Cash and Cash Equivalents - End of year	**$ 148,691**

Brooklight Place Securities, Inc.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities.

As of December 31, 2023, all 1,000 issued shares are outstanding. Crabtree Holdings, LLC ("Crabtree") which is owned by Charles R. Brettell owns 999 shares while TRAC Enterprises, LLC ("TRAC") which is owned 50% by Charles Truhlar and 50% by David Racich owns 1 share. TRAC has been granted an option to acquire up to a 50% ownership stake in the Company.

Certain insurance companies require that certain fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities ("EIAs") be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker/dealer). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Brooklight Place Securities, Inc.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgement.

Leases - The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term. The Company is a lessee in a month to month operating lease for office space.

Securities Transactions - Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Interest and dividends - Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Commissions Receivable - Commissions receivable consist of unconditional amounts due for services rendered. The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The estimated allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2023, the Company did not record an allowance for credit losses. Commissions receivable were $70,788 as of January 1, 2023, net of an allowance of $0.

Financial Instruments – Credits Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Revenue Recognition – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to its customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these promised goods or services.

Significant Judgments - Revenue from contracts with customers includes commission income and fees. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Sales-based commission revenue is recognized at the point in time at which the sale of an insurance product or investment security occurs on a trade date basis. The commission is based on a percentage of the value of the product sold as of the transaction date.

Trailing commission revenue is recognized over a period of time as earned. Trailing commission revenue is generally based on a percentage of the current market value of a client's investment holding in trail-eligible investments, and is recognized over the period during which services, such as on-going support, are performed. Trailing commissions are based on a percentage of the monthly or quarterly market value of

such a client's investment holdings, therefore such revenue is not recognized until such market value can be determined.

The Company earns commission revenue from the sale of securities in an agency capacity. Commission expenses are recorded at the same time as related commission revenue.

Disaggregation of Revenue – In the following table, revenue from contracts with customers is disaggregated by insurance product or investment security:

For the Year Ended December 31, 2023	Sales-Based Commissions	Trailing Commissions	Total
Security transactions	$ 6,982	$ -	$ 6,982
Mutual fund	86,352	628,129	714,481
Variable annuity	491,707	437,111	928,818
	$ 585,041	$ 1,065,240	$ 1,650,281

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits.

Miscellaneous Income – Miscellaneous income includes approximately $26,662 of fees received from a registered investment advisor. Under the terms of the agreement, fees are credited to the Company on a monthly basis for investment holdings introduced to the registered investment advisor by the Company. Miscellaneous income also includes interest income totaling $16,117 and billings to registered representatives in excess of cost totaling $31,987.

Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred

tax assets and liabilities. The Company had income taxes payable of $12,344 as of December 31, 2023.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 – Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value

Brooklight Place Securities, Inc.

hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Exchange-traded funds and United States treasury bills are recorded at fair value based on quoted market prices and recently executed transactions. These financial instruments are classified in Level 1 of the fair value hierarchy.

	Fair Value Measurments Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities Owned:				
Exchange - Traded Funds	$ 240,798	$ -	$ -	$ 240,798
United States Treasury Bills	194,974	-		194,974
	$ 435,772	$ -	$ -	$ 435,772

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 5 - Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company

that have not yet occurred. The Company expects the risk of future obligations under these indemnification to be remote.

Note 6 – Related-Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, owner of Crabtree). Prosody Consulting, LLC was paid $201,000 during the year ended December 31, 2023 for consulting and management services which is included in other general and administrative expenses in the accompanying statement of operations.

TRAC owner David Racich was paid $65,000 and Charles Truhlar was paid $131,000 during the year ended December 31, 2023 for consulting and management services which is included in other general and administrative expenses in the accompanying statement of operations.

Related-party payables on the statement of financial condition consists of $9,098 payable to Charles R. Brettell for services rendered and reimbursement of business expenses during 2023. This balance is unsecured, non-interest bearing and due on demand.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2023, the Company had net capital of $400,077, exceeding the required net capital of $50,000 by $350,077. At December 31, 2023, the ratio of aggregate indebtedness to net capital was .45 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Note 8 - Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.

Supplementary Information

Brooklight Place Securities, Inc.

Schedule I - Computation of Regulatory Net Capital and
Aggregate Indebtedness Under SEC Rule 15c3-1
December 31, 2023

Aggregate Indebtedness

Total liabilities	$	178,751

Net Capital

Stockholders' equity	$	625,145
Less nonallowable assets:		
Prepaid expenses		(18,799)
Nonallowable receivables		(136,461)
Computer hardware		(2,096)
Total nonallowable assets		(157,356)
Net capital before haircuts		467,789
Haircuts		(67,712)
Net capital under Rule 15c3-1, December 31, 2023	$	400,077

Capital Requirements

Minimum net capital requirement (greater of		
6 2/3 percent of aggregate indebtedness or $50,000)	$	50,000
Net capital in excess of requirement		350,077
Net capital as above	$	400,077
Ratio of aggregate indebtedness to net capital		.45 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS report, Part II of Form X-17A-5 as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

Brooklight Place Securities, Inc.

Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3
December 31, 2023

Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii), and was in compliance with the conditions of the exemption at December 31, 2023.

Brooklight Place Securities, Inc.

Schedule III - Information Relating to Possession or Control Requirements Under SEC 15c3-3

December 31, 2023

Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii), and was in compliance with the conditions of the exemption at December 31, 2023.

BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT

Brooklight Place Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R 240.15c-3(k): (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, without exception.

Brooklight Place Securities, Inc.

I, Charles R. Brettell, swear that, to my best knowledge and belief, the Exemption Report is true and correct.



_____
Title: President

 February 29, 2024
_____
Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Management of
Brooklight Place Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Brooklight Place Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Chicago, Illinois
February 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Brooklight Place Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brooklight Place Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provision) and (2) Brooklight Place Securities, Inc. stated that Brooklight Place Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Brooklight Place Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brooklight Place Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
February 28, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME   *SEC No.*
BROOKLIGHT PLACE SECURITIES INC   8-32673
For the fiscal period beginning ____1/1/2023____ and ending __12/31/2023__

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 1,739,155.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 1,739,155.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 1,643,299.00

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business. $ 88,873.00
      Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 1,732,172.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended ___12/31/2023___

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 6,983.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 10.00
9	Current overpayment/credit balance, if any		$ 3.09
10	General assessment from last filed __2023__ SIPC-6 or 6A	$ 5.00	
11 a	Overpayment(s) applied on all __2023__ SIPC-6 and 6A(s)	$ 5.00	
b	Any other overpayments applied	$ 0.00	
c	All payments applied for __2023__ SIPC-6 and 6A(s)	$ 0.00	
d	Add lines 11a through 11c	$ 5.00	
12	**LESSER** of line 10 or 11d.		$ 5.00
13 a	Amount from line 8	$ 10.00	
b	Amount from line 9	$ 3.09	
c	Amount from line 12	$ 5.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 1.91
14	Interest (see instructions) for ___0___ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 1.91
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-32673	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	BROOKLIGHT PLACE SECURITIES INC 16930 E PALISADES BLVD STE 100-D FOUNTAIN HILLS, AZ 85268		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BROOKLIGHT PLACE SECURITIES INC	CHARLES ROBERT BRETTELL
(Name of SIPC Member)	(Authorized Signatory)
1/31/2024	bob.brettell@brooklight.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.